Exhibit 4.19

DESCRIPTION OF OUR SECURITIES

The following description summarizes important terms of our capital stock and our other securities. For a complete description, you should refer to our Certificate of Incorporation and bylaws, forms of which are incorporated by reference to this annual report, as well as the relevant portions of the Delaware General Corporation Law (“DGCL”).

Capital Stock

The Company has two classes of stock: common and preferred. The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.01 per share, and 902,670 shares of preferred stock, par value $0.01 per share.

In the discussion that follows, we have summarized selected provisions of our Certificate of Incorporation, amended and restated bylaws (the “Bylaws”), and certificates of designation, and the DGCL relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our Certificate of Incorporation and our bylaws. You should read the provisions of our Certificate of Incorporation, our Bylaws, and our certificates of designation as currently in effect for provisions that may be important to you. Please also see “Effect of Certain Provisions of our Bylaws” below.

Common Stock

Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of stockholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of common stock can elect all of the directors of the Company.

Each share of common stock has equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company’s common stock. No voting trusts or any other arrangement for preferential voting exist among any of the stockholders, and there are no restrictions in the articles of incorporation, or bylaws precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock.

Effective September 16, 2022, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to reflect the reduction in the number of authorized shares of preferred stock from 11,000,000 shares to 902,670 shares as a result of the previous conversion of the Series A Convertible Preferred into shares of common stock of the Company. The Amended and Restated Certificate of Incorporation also reflects the removal of provisions related to the Company’s previously effective reverse-stock split. The Amended and Restated Certificate of Incorporation was approved by the Board of Directors, without a vote of the stockholders, on September 14, 2022, as permitted by Section 242 and Section 245 of the General Corporation Law of the State of Delaware.

Effective November 4, 2022 at 4:30 p.m. Eastern Time, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of the common stock at a ratio of 12-for-1 (the “Reverse Split”).

There were no fractional shares issued as a result of the Reverse Split. All fractional shares as a result of the Reverse Split were rounded up to the nearest whole number. The total number of the Company’s authorized shares of common stock or preferred stock were not affected by the foregoing. As a result, after giving effect to the Reverse Split, the Company remains authorized to issue a total of 150,000,000 shares of common stock.

As of December 31, 2022, post-split, there were 3,653,682 shares of common stock issued and 3,653,401 shares of common stock outstanding. A total of 281 shares of our common stock that are held by the Company in treasury are the result of the redemption of WOW Group membership interests and indirectly, GGH’s shares. Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of stockholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of common stock can elect all of the directors of the Company.

All shares of common stock are entitled to participate ratably in dividends when and as declared by the Company’s board of directors out of the funds legally available. Any such dividends may be paid in cash, property or additional shares of common stock. The Company has not paid any dividends on its shares of common stock since its inception and presently anticipates that no dividends on such shares will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company’s board of directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Holders of common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary of the Company, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

Preferred Stock

As of December 31, 2022, the Company has authorized 902,670 shares of preferred stock, of which, none are issued and outstanding. The Board of Directors has the ability to issue blank check preferred stock under the Amended and Restated Certificate of Incorporation.

Convertible Promissory Notes and Equity Line of Credit

Equity Line of Credit

On May 6, 2021, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Tumim Stone Capital LLC (“Tumim”). During 2022, pursuant to the Purchase Agreement, the Company requested draw-downs and issued 50,049 shares of common stock and received gross proceeds of $555,811.

On November 23, 2021, the Company filed a resale registration statement on Form S-1 to register up to 375,000 shares of our common stock for resale by Tumim. The Form S-1 was declared effective on December 7, 2021 but the Purchase Agreement was terminated on November 8, 2022. See “New Equity Line of Credit” below.

Convertible Promissory Notes

On November 3, 2021, the Company and certain investors (the “Holders”) entered into that Securities Purchase Agreement (the “2021 SPA”) and the Company issued to the Holders certain senior secured convertible notes in the aggregate original principal amount of $6,480,000 (each, a “Note” and together with the 2021 SPA, the “2021 Note Documents”).

On February 22, 2022, the Company entered into an exchange agreement (the “Exchange Agreement #1”) with the investors in order to amend and waive certain provisions of the 2021 Note Documents and exchange (the “Exchange” or the “Transaction”) $100 in aggregate principal amount of each of the Notes, on the basis and subject to the terms and conditions set forth in the Exchange Agreement #1, for warrants to purchase up to 62,500 shares of the Company’s common stock at an exercise price of $21.00 (subject to customary adjustment upon subdivision or combination of the common stock).

The Exchange Agreement #1 amends and waives the original terms of payment of the Notes and provides for payment of interest only beginning February 7, 2022 and on each of March 7, 2022 and April 7, 2022. Beginning on May 7, 2022, the Company will begin paying both principal and interest on a monthly basis.

On May 2, 2022, the Company and the Holders entered into a letter agreement (the “Letter Agreement #1”) pursuant to which the parties agreed to reduce the Conversion Price (as defined in the Note) from $42.00 to $16.20 for the period beginning May 2, 2022 through May 13, 2022 (the “Reduced Price Conversion Period”).

As previously reported on our Current Report as filed with the SEC on May 13, 2022, on May 12, 2022, the Company and the Holders entered into a letter agreement (the “Letter Agreement #2”) pursuant to which the parties agreed to reduce the Conversion Price to $11.40 and the Holders committed to converting principal under the Notes in an amount equal to 4.90% of the outstanding shares of common stock of the Company.

On July 1, 2022, the Company and the Holders entered into a third letter agreement (the “Letter Agreement #3”) pursuant to which the parties agreed to reduce the Conversion Price to $3.60 for the Trading Days of July 5, 2022 as defined in the Notes, through and inclusive of September 5, 2022. All conversions are voluntary at the election of the Holder.

On September 22, 2022, the Company and the Holders entered into an exchange agreement (the “Exchange Agreement #2”) with the Holders in order to amend and waive certain provisions of the 2021 Note Documents, as amended and Letter Agreement #3 and exchange (the “Exchange” or the “Transaction”) $100 in aggregate principal amount of each of the Notes, on the basis and subject to the terms and conditions set forth in the Exchange Agreement, for warrants to purchase up to 90,917 shares of the Company’s common stock at an exercise price of $3.82 (subject to customary adjustment upon subdivision or combination of the common stock).

The Exchange Agreement #2 amends the original terms of payment of the Notes and waives payment of principal and interest due on each of September 7, 2022 and October 7, 2022. All principal, interest, and fees are due on the maturity date of November 9, 2022.

On November 30, 2022, the Company and the Holders entered into an exchange agreement (the “Exchange Agreement #3”) with the Holders in order to amend and waive certain provisions of the 2021 Note Documents, as amended and exchange (the “Exchange” or the “Transaction”) $100 in aggregate principal amount of each of the Notes, on the basis and subject to the terms and conditions set forth in the Exchange Agreement #3, for warrants to purchase up to 43,814 shares of the Company’s common stock at an exercise price of $2.40 and warrants to purchase up to 43,814 shares of the Company’s common stock at an exercise price of $6.00 (subject to customary adjustment upon subdivision or combination of the common stock).

The Exchange Agreement #3 extends the maturity date of the Existing Notes from November 9, 2022 to February 9, 2023 and waives all other payments due until February 9, 2023.

On February 2, 2023, the Company and the Holders entered into a fourth letter agreement (the “Letter Agreement #4”) pursuant to which the parties agreed to reduce the Conversion Price of the Notes to the lower of: (i) the Closing Sale Price on the Trading Day immediately preceding the Conversion Date; and (ii) the average Closing Sale Price of the common stock for the five Trading Days immediately preceding the Conversion Date, beginning on the Trading Day of February 3, 2023. Any conversion which occurs shall be voluntary at the election of the Holder. All terms not defined herein refer to the defined terms in the 2021 Note Documents, as amended.

On February 8, 2023, the Company and the Holders entered into a fifth letter agreement (the “Letter Agreement #5”) pursuant to which the parties agreed to extend the Maturity Date of the Notes from February 9, 2023 to February 28, 2023. The Conversion Amount and all outstanding Amortization Amounts and Amortization Redemption Amounts (as defined in the Notes) shall be due and payable in full on the Maturity Date or such earlier date as any such amount shall become due and payable pursuant to the other terms of the Note and/or the Letter Agreement #5. All terms not defined herein refer to the defined terms in the 2021 Note Documents, as amended.

On February 20, 2023, the Company entered into an exchange agreement (the “Exchange Agreement #4”) with the Holders in order to amend certain provisions of the 2021 Note Documents, as amended and exchange (the “Exchange” or the “Transaction”) $100 in aggregate principal amount of each of the Notes, on the basis and subject to the terms and conditions set forth in the Exchange Agreement, for warrants to purchase up to an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.00 (subject to customary adjustment upon subdivision or combination of the common stock).

The 2021 Note Documents, as amended, Exchange Agreement #1, Exchange Agreement #2, Exchange Agreement #3, Exchange Agreement #4, Letter Agreement #1, Letter Agreement #2, Letter Agreement #3, Letter Agreement #4, and Letter Agreement #5 are referred to herein as the Transaction Documents.

During 2022 and pursuant to the Transaction Documents, investors converted a total of $4,724,491 of principal and interest of the Notes and issued a total of 1,013,684 shares of common stock.

The Company filed a Registration Statement on Form S-1 (File No. 333-261564) registering the resale of up to 1,013,684 shares upon exercise of the Notes on December 9, 2021, which was declared effective on January 13, 2022. The shares registered for resale under the Form S-1 have all been resold.

On February 21, 2023, the Company used the proceeds from a new convertible promissory note to repay all principal, interest, and fees of $905,428 owing under the Notes. Upon repayment in full, the 2021 Note Documents, as amended were terminated on February 21, 2023.

Conversion of Promissory Notes Issued in Private Placement

From July 13, 2022 through August 30, 2022, the Company issued convertible promissory notes to certain investors (the “Investor Notes”) in the amount of $1,727,500. Pursuant to the terms of the Investor Notes, if the stockholders approved for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of shares of up to 1,250,000 of the Company’s common stock upon the conversion of the Investor Notes, without giving effect to Nasdaq’s 20% Rule, the Investor Notes would be automatically converted into units consisting of one share of common stock and one warrant to purchase one share of common stock at a price equal to the lesser of (a) $6.60 per unit or (b) the three-day volume weighted average closing price (“VWAP”) of the Company’s common stock beginning on the date that is two days prior to stockholder approval of such conversion at the 2022 annual stockholder meeting (the “2022 AGM”).

At the 2022 AGM, the Company obtained the requisite stockholder approval, and the Investor Notes comprised of $1,727,500 and $8,252 in interest were automatically converted into an aggregate of 454,576 units based on a conversion price of $3.82 – the three-day VWAP of the Company’s common stock beginning on the date that is two days prior to stockholder approval of such conversion at the 2022 AGM. Each warrant issued upon the conversion of the Investor Notes is exercisable at a price of $3.82.

New Equity Line of Credit

On November 8, 2022, the parties terminated the Common Stock Purchase Agreement and Registration Rights Agreement by and between the Company and Tumim Stone Capital LLC, dated May 6, 2021. On the same date, the parties entered into a new Common Stock Purchase Agreement (the “Purchase Agreement”) and Registration Rights Agreement, pursuant to which the Company has the right to sell to Tumim Stone Capital up to the lesser of (i) $44,308,969 of newly issued shares of the Company’s common stock, par value $0.01 per share, and (ii) the Exchange Cap (as defined below) (subject to certain conditions and limitations), from time to time during the term of the Purchase Agreement. Sales of common stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company and the Company is under no obligation to sell securities pursuant to this arrangement.

During the year ended December 31, 2022, the Company sold 10,000 shares for net proceeds of $10,086 under the Purchase Agreement.

The Company filed a resale registration statement on Form S-1 (File No. 333-268829) registering the resale of up to 1,666,667 shares upon draw downs on the equity line of credit on December 16, 2022, which was declared effective on December 23, 2022.

Warrants

On January 8, 2021, the Company issued an aggregate of 6,098 shares of common stock and one-year warrants to purchase 73,167 shares of common stock at an exercise price of $72.00 per share to accredited investors with a substantive pre-existing relationship with the Company for aggregate gross proceeds of $439,000. The warrants expired January 8, 2022.

On January 8, 2021, the Company issued 19,751 shares of common stock and one-year warrants to purchase19,751 shares of common stock upon the exchange of $1,163,354 in principal and $258,714 in interest owed in connection with the 2017 Notes. The warrants expired January 8, 2022.

On February 19, 2021, as of part of the public offering, the Company issued 127,778 common stock purchase warrants as part of the units. Each warrant has an exercise price equal to $72.00. The warrants are immediately exercisable and will expire on the eighteen-month anniversary of the original issuance date. The warrants may be exercised only for a whole number of shares of our common stock, and no fractional shares will be issued upon exercise of the warrants. The warrants expired August 19, 2022.

Also in connection with the offering, the Company issued broker’s warrants to purchase 1,278 shares of common stock to EF Hutton, as placement agent in the offering. Each warrant has an exercise price equal to $90.00. The warrants are immediately exercisable and will expire on the five-year anniversary of the original issuance date. The warrants may be exercised only for a whole number of shares of our common stock, and no fractional shares will be issued upon exercise of the warrants. The warrants expire February 19, 2026.

In connection with the Transaction Documents, on February 22, 2022, the Company issued 62,500 warrants to purchase shares of common stock exercisable at $21.00. The warrants are immediately exercisable and expire on November 8, 2024.

In connection with a private placement of convertible notes, on August 30, 2022, the Company issued 454,587 warrants to purchase shares of common stock exercisable at $3.82. The warrants are immediately exercisable and expire on August 30, 2023.

In connection with the Transaction Documents, on September 22, 2022, the Company issued 90,917 warrants to purchase shares of common stock exercisable at $3.82. The warrants are immediately exercisable and expire on November 8, 2023.

In connection with the Transaction Documents, on November 30, 2022, the Company issued 43,814 warrants to purchase shares of common stock exercisable at $2.40 and 43,814 warrants to purchase shares of common stock exercisable at $6.00. The warrants are immediately exercisable and expire on November 30, 2024.

In connection with the Transaction Documents, on December 19, 2022, the Company issued 602,225 warrants to purchase shares of common stock exercisable at $6.00. The warrants are immediately exercisable and expire on December 19, 2023.

Restricted Stock Units

On August 11, 2022, the Company issued an aggregate of 23,238 restricted stock units to the six non-executive directors, vesting on the earlier of December 31, 2022 or termination of service. On August 30, 2022, the Company, issued a total of 2,568 shares Dr. Steven Moel and Mrs. Edie Rodriguez upon vesting of their RSUs as Dr. Moel’s and Mrs. Rodriguez’s terms expired, and neither was re-elected. On December 31, 2022, the Company issued a total of 15,492 shares to the remaining non-executive directors upon vesting of their RSUs.

On December 24, 2022, the Board approved the issuance of additional RSUs pursuant to the 2017 Plan effective December 31, 2022 subject to vesting, representing 767,280 shares of common stock of the Company to certain employees, contractors, consultants and advisors in exchange for services to the Company in the fiscal year 2022. A third of the RSUs vested on December 31, 2022. Thereafter, one-third of the RSUs will vest on the first anniversary of the date of grant, and the remaining one-third to vest on the second anniversary of the date of grant.

On February 10, 2023, the Company sold 591,000 shares of common stock for gross proceeds of $591,000 to accredited investors and warrants to purchase 147,750 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable for two years from the date of issuance.

Outstanding Stock Options, Warrants, and RSUs

As of December 31, 2022, there were options to acquire a total of 40,612 shares of common stock granted pursuant to our 2016 and 2018 equity incentive plans at a weighted-average exercise price of $89.49, of which 33,811 shares of our common stock are currently issuable upon exercise of outstanding stock options at a weighted-average exercise price of $90.79 per share, and there were warrants to acquire a total of 1,299,135 shares of our common stock all of which are currently exercisable, at a weighted-average exercise price of $5.77. In addition, as of December 31, 2022, there were 511,500 restricted stock units granted and unvested at a weighted average grant date price of $1.16.

Effect of Certain Provisions of our Bylaws

Our Bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise.

Our Bylaws provide for our Board of Directors to be divided into three classes serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. This method of electing directors makes changes in the composition of the Board of Directors more difficult, and thus a potential change in control of a corporation a lengthier and more difficult process. A classified board of directors is designed to assure continuity and stability in a board of directors’ leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with our Company and be familiar with our business and operations.

The classified board structure may increase the amount of time required for a takeover bidder to obtain control of the Company without the cooperation of our Board of Directors, even if the takeover bidder were to acquire a majority of the voting power of our outstanding common stock. Without the ability to obtain immediate control of our Board of Directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of our Company. Thus, a classified Board of Directors could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, a classified Board of Directors will make it more difficult for stockholders to change the majority composition of our Board of Directors, even if our stockholders believe such a change would be beneficial. Because a classified Board of Directors will make the removal or replacement of directors more difficult, it will increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

Since the creation of a classified Board of Directors will increase the amount of time required for a hostile bidder to acquire control of our Company, the existence of a classified board of directors could tend to discourage certain tender offers which stockholders might feel would be in their best interest. However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize stockholder value in any change of control transaction.

Our bylaws also provide that, unless we consent in writing to an alternative forum, the federal and state courts of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject the court having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual or special meeting, stockholders may only consider proposals or nominations (i) specified in the notice of meeting; (ii) brought before the meeting by or at the direction of our board of directors or (iii) otherwise properly brought before the meeting by any stockholder who is a stockholder of record on the date of the giving of the notice and on the record date of the meeting and who complies with the notice procedures set forth in our bylaws. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of our stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. These provisions can discourage certain coercive and inadequate takeover bids of the Company by requiring those seeking control of the Company to negotiate with the Board of Directors first. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder (one who owns 15% or more of the Company’s outstanding voting stock) for a period of three years following the date the person became an interested stockholder unless:

●	Before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	On completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced with the total number of shares outstanding calculated when the transaction commenced (excluding certain shares owned by officers or directors or under employee stock plans); or

●	At or subsequent to the time of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our Board of Directors does not approve in advance and could result in making it more difficult to accomplish transactions that our stockholders may see as beneficial such as (i) discouraging business combinations that might result in a premium over the market price for the shares of our common stock; (ii) discouraging hostile takeovers which could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts; and (iii) preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is: 1 State Street, 30th Floor, New York, New York 10004-1561. Shares of our common stock offered hereby will be issued in uncertificated form only, subject to limited circumstances.

Market Listing

Our common stock is currently listed on Nasdaq under the symbol “VINO”.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.